FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 28, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 28, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that a drill permit has been received for its Pampa de Pongo Project, Peru and, that metallurgical testwork has commenced at a U.S. laboratory.

Item 5.	Full Description of Material Change

The Issuer reports that a drill permit has been received for its Pampa de Pongo project, Marcona Iron District, southern coastal Peru.  The Issuer is in discussions with diamond drilling contractors and will begin drilling at the earliest opportunity.  The drill program will focus, initially, on testing the very significant, high priority, newly identified magnetic anomaly with the aim of considerably increasing the present 953Mt inferred resource (NR08-10).  The southern edge of the anomaly was previously tested by Rio Tinto drillhole PPD004, which intersected 282 metres @ 31.3% iron, including 191 metres of massive magnetite, where composite grades range from 43.57% to 48.52% iron.

The Issuer is also pleased to provide an update on the planned commercial-scale metallurgical test work (see NR08-13).  A 560 kilogram sample has been collected and delivered to Natural Resources Research Institute of the University of Minnesota at Duluth, Minnesota (NRRI), one of the world’s leading iron ore metallurgical testing facilities.  Testing is expected to be completed within 6-8 weeks.

Drill Permit

The Issuer has received a drill permit for 20 drillholes at the Pampa de Pongo project.  The drill program is planned to assess the project’s considerable exploration potential in additional to resource definition drilling for the current mining prefeasibility study underway by SRK Consulting Engineers and Scientists (SRK).  In tandem with this, the Issuer is also initiating a significant environmental monitoring program to ensure a smooth transition to the next phase of drill permitting.

Planned Exploration Drilling

The Issuer is planning to test the new magnetic anomaly (East Zone) following completion of the interpretation of ground magnetic data collected in March 2008 (NR08-10).

Previous drilling of 3D geophysical models in 2004 resulted in an excellent correlation between the dimensions of the model and ore-grade mineralization (Figure 1 & 2).  It is anticipated that similar positive results will be achieved during the forthcoming drill program.

The new magnetic anomaly has previously been tested by drillhole PPD-004, which intersected 191 metres of massive magnetite mineralization on the southern edge of the anomaly (Figure 2).  The Issuer believes that this considerably decreases the technical risk and increases confidence that the high priority anomaly represents a significant body of massive magnetite mineralization.

Planned Definition Drilling

The current NI 43-101 compliant inferred resource for the Pampa de Pongo deposit is 953Mt @ 44.7% iron and 0.12% copper.  Moving forward from the current SRK scoping study, the Issuer is proposing to undertake 30,000 metres of definition drilling with the intent of upgrading the current inferred resources to indicated and measured status.

Metallurgical Testing

The Issuer is moving quickly to complete pilot-scale metallurgical test work (which is commercially scalable) for inclusion in the SRK Mine Scoping Study currently underway.

A 560 kilogram sample has been delivered to NRRI, one of the world’s leading iron ore metallurgical testing facilities.  NRRI were selected because their personnel bring previous experience beneficiating similar iron ore from the Marcona Mine, located approximately 35 kilometres to the northwest of Pampa de Pongo, and they have vast experience beneficiating and pelletizing iron ores throughout the world, including the magnetic taconites in Michigan and Minnesota in the United States and in Canada.  Details of the proposed metallurgical testing were previously outlined in NR08-13.  The Issuer anticipates that full test results should be available in 6-8 weeks.

The inclusion of positive, commercial-scale metallurgical work into the SRK Mine Scoping Study is expected to add significant value to the Pampa de Pongo project.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, the Issuer’s Vice President, Exploration, and Dr. S. Jayson Ripke, the Vice-President, Technical of Cardero Iron Ore Company Ltd. (a wholly owned subsidiary of the Issuer), who together are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Vancouver, for assay.  ALS’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by the Issuer’s personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are routinely forwarded to ALS and an ISO compliant third party laboratory for additional quality control.  The metallurgical test work will be undertaken by the Coleraine Minerals Research Laboratory of NRRI and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

May 28, 2008